Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON JUNE 20, 2012

- AND -

MANAGEMENT INFORMATION CIRCULAR

May 14, 2012

Appointment of Auditors	23
Amendments to Stock Option Plan to Increase the Number of Shares Reserved for Issuance and Clarify Amendment Provisions	23

Interest of Certain Persons in Matters to be Acted Upon	25

Other Matters to be Acted Upon	25

Effective Date	25

Additional Information	26

Schedule A - Mandate of the Board of Directors	A-1

Schedule B - Amended and Restated Stock Option Plan	B-1

- ii -

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 20, 2012

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH® INC.:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, June 20, 2012 at 4:30 p.m. ET, and at any adjournment thereof. The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1.	the receipt of the audited financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report thereon;

2.	the fixing of the number of directors of the Corporation for the ensuing year at nine (9);

3.	the election of directors of the Corporation for the ensuing year;

4.	the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

5.	the amendments of the Stock Option Plan of the Corporation to increase the number of Common Shares reserved for issuance thereunder, to incorporate minor comments from the TSX to align the Stock Option Plan with TSX requirements and to clarify the amending sections of the Stock Option Plan; and

6.	the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated May 14, 2012 (the “Information Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, June 18, 2012 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation. Only persons registered as holders of common shares on the records of the Corporation as of the close of business on May 14, 2012 are entitled to receive notice of the Meeting.

DATED as of the 14th of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Dr. Bradley G. Thompson
(signed) Dr. Bradley G. Thompson President and Chief Executive Officer

Annual and Special Meeting of Shareholders

to be held on June 20, 2012

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) to be used at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation, which is to be held at the Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, M5H 2L2 on Wednesday, June 20, 2012 at 4:30 p.m. ET, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs incurred in the preparation and mailing of this Information Circular and related materials and the costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. Each Shareholder has the right to appoint a person (who does not need to be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out and the Shareholder should insert the name of the Shareholder’s appointee in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.

A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be faxed. Faxes may be forwarded to 1-866-249-7775 for calls within Canada and the U.S. or to 416-263-9524 for calls outside Canada and the U.S. To be accepted, the proxy must be received by 4:30 p.m. ET on Monday, June 18, 2012 which is two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof.

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. A form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being McCarthy Tétrault LLP, Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, Attn: Rick Pawluk, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. In the absence of such direction, the Common Shares will be voted FOR: (i) the fixing of the number of directors at nine (9) for the ensuing year; (ii) the election of directors set forth in this Information Circular; (iii) the reappointment of Oncolytics’ current auditors, at such remuneration as may be determined by the board of directors of the Corporation; (iv) the amendment of the Stock Option Plan of the Corporation to increase the number of Common Shares reserved for issuance hereunder, to incorporate minor comments from the TSX to align the Stock Option Plan with TSX requirements and to clarify the amending sections of the Stock Option Plan; and (v) such other matters that may come before the Meeting, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

The record date for the purpose of determining holders of Common Shares is May 14, 2012. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to May 14, 2012; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than June 10, 2012, which is ten calendar days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

The Corporation is authorized to issue an unlimited number of Common Shares. As at May 14, 2012, there are 76,532,751 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by Computershare Trust Company of Canada is entitled to cast such vote.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.

Approval Requirements

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by proxy except as set forth below. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, in the United States and Canada. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction to vote shares directly at the Meeting, as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, other than Acuity Investment Management Inc., which reported holdings as at December 31, 2011 of 13,456,550 Common Shares (which represents approximately 17.6% of the issued and outstanding Common Shares as at the record date), no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has formed a compensation committee (the “Compensation Committee”) consisting of three outside directors: Mr. Dinning, Dr. Levy and Mr. van Amersfoort, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Dinning is presently the Chair of the Compensation Committee. Mr. Schultz, lead director, serves as an ex officio member of the Compensation Committee.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, payments allocated to employees to be directed by them to their personal retirement accounts, as well as bonuses and the granting of options, both based on corporate and personal performance. Performance goals are determined based on the strategic planning and budgeting process, which is conducted at least annually. The balance of performance during the year is assessed by the board of directors of Oncolytics (the “Board” or “Board of Directors”) and is normally the key determinant for the allocation of bonuses and options. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase has been extremely challenging, and was exacerbated by the deterioration of the capital markets late in 2008 and 2009. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In 2011, the Compensation Committee engaged Lane Caputo Compensation Inc., executive compensation specialists, to assist in benchmarking its compensation practices, and provide recommendations to the committee with respect to compensation for directors and officers.

For 2011, the Chief Executive Officer is eligible for a cash bonus of up to 40% of his base salary, the Chief Operating Officer and the Chief Medical Officer of the Corporation are eligible for a cash bonus of up to 30% of their respective base salaries, and the other senior officers are eligible for a cash bonus of up to 20% of their respective base salaries. In addition, when available, the Chief Executive Officer of the Corporation is eligible for an option grant of up to 15% of base salary with such numbers of options calculated using the estimated grant date fair value, and the other officers are eligible for an option grant of up to 10% of salary based upon a similar calculation. The actual bonus provided and the number of options granted hereunder is based upon the overall performance of the Corporation as assessed by the committee and approved by the Board. In the event that the Corporation is operating in a challenging environment (as in 2008), these guidelines could result in the Board reducing the bonus awards and grants of stock options and in some circumstances result in no bonuses or stock options being granted to executive and senior officers. However, the guidelines referenced above can also be exceeded at the discretion of the Board. Upon completion of their review, the Compensation Committee then provides their specific recommendations to the Board with respect to compensation paid to the Corporation’s executive and senior officers.

Performance Graph

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2006 to December 31, 2011 (assuming a $100 investment was made on December 31, 2006) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

As outlined in the compensation discussion and analysis, the compensation committee balances the various short-term and long-term objectives and provides bonuses and options based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

		Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011
♦	S&P/TSX Capped Health Care Index	$100.00	$74.75	$52.81	$67.66	$94.61	$107.28
■	Oncolytics	$100.00	$71.13	$62.34	$115.06	$281.59	$167.36

Option-Based Awards

Option based awards were granted to executives, officers, and directors of the Corporation during 2011. In assessing the grant of options the committee and the Board apply the principles outlined herein, and take into account factors such as existing grants, performance as discussed, and market conditions.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2011, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the “Named Executive Officers”) of the Corporation.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)(1)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Bradley G. Thompson	2011	489,500	N/A	403,080	200,000	N/A	N/A	62,834	1,155,414
Chief Executive Officer	2010	444,996	N/A	709,500	150,163	N/A	N/A	50,712	1,355,371
	2009	444,996	N/A	59,500	106,800	N/A	N/A	40,200	651,496
Douglas A. Ball	2011	283,800	N/A	219,620	57,500	N/A	N/A	45,864	606,784
Chief Financial Officer	2010	257,567	N/A	643,500	46,362	N/A	N/A	36,649	984,078
	2009	257,567	N/A	35,700	46,000	N/A	N/A	34,654	373,921
Dr. Matt C. Coffey	2011	330,139	N/A	225,980	100,000	N/A	N/A	49,686	705,805
Chief Operating Officer	2010	326,224	N/A	379,500	88,080	N/A	N/A	42,913	836,717
	2009	326,224	N/A	35,700	46,000	N/A	N/A	38,520	446,444
Dr. George M. Gill,(2)	2011	305,100	N/A	53,900	30,510	N/A	N/A	25,171	414,681
Sr VP of Regulatory Affairs, Chief Safety Officer	2010	100,349	N/A	82,500	32,378	N/A	N/A	Nil	215,227
	2009	114,364	N/A	17,850	13,323	N/A	N/A	Nil	145,537
Mary Ann Dillahunty(2)	2011	159,012	N/A	69,300	40,680	N/A	N/A	19,496	288,488
VP Intellectual Property	2010	153,665	N/A	82,500	19,467	N/A	N/A	19,066	274,698
	2009	161,700	N/A	17,850	24,720	N/A	N/A	20,063	224,333

Notes:

(1)	The dollar amounts set forth under this column are related to RRSP contributions and amounts provided for health care benefits by the Corporation for the Named Executive Officers. For Named Executive Officers resident in Canada these benefits are provided in accordance the Corporation’s registered Health Benefit Plan.
(2)	U.S. Employees are paid salaries and other compensation in U.S. Dollars. All amounts paid in U.S. Dollars for each U.S. Employee have been converted using the exchange rate of 1.0170 at December 31, 2011 and are indicated in Canadian Dollars.
(3)	The options granted in July, 2011 have an estimated grant date fair value of $1.86, and the options granted in December 2011 have an estimated grant date fair value of $1.54 per option using the following respective grant date assumptions: expected life of option of 4 years and 3 years respectively; volatility 53.25% and 58.13% respectively; risk free interest rate 2.15% and 1.14% respectively; dividend yield 0% for both.

Narrative Discussion

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an “Employment Agreement”). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $506,143 for the calendar year 2012, Mr. Ball is entitled to an annual salary of $293,449 for the calendar year 2012, Dr. Coffey is entitled to an annual salary of $341,363 for the calendar year 2012, Dr. Gill is entitled to an annual salary of U.S.$310,200 for the calendar year 2012 and Ms. Dillahunty is entitled to U.S.$161,670 based on a part-time basis for one-half (1/2) of normal working hours for the calendar year 2012. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Bradley G. Thompson Chief Executive Officer	50,000 59,000 80,000 30,000 350,000 149,160 50,000 215,000 18,000 240,000	2.70 3.33 4.50 8.10 5.00 2.22 3.06 6.72 4.31 3.89	May 16, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 July 27, 2021 Dec 14, 2021	65,000 39,530 Nil Nil Nil 265,505 47,000 Nil Nil 26,400	N/A	N/A
Douglas A. Ball C.A. Chief Financial Officer	37,500 10,000 37,000 40,000 20,000 180,000 33,333 30,000 250,000 95,000 27,000 110,000	2.70 2.00 3.33 4.50 8.10 5.00 2.22 3.06 3.13 6.72 4.31 3.89	May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 July 28, 2020 Dec 14, 2020 July 27, 2021 Dec 14, 2021	48,750 20,000 24,790 Nil Nil Nil 59,333 28,200 217,500 Nil Nil 12,100	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. Matt C. Coffey Chief Operating Officer	37,500 10,000 53,500 40,000 20,000 180,000 33,333 30,000 115,000 18,000 125,000	2.70 2.00 3.33 4.50 8.10 5.00 2.22 3.06 6.72 4.31 3.89	May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 July 27, 2021 Dec 14, 2021	48,750 20,000 35,845 Nil Nil Nil 59,333 28,200 Nil Nil 13,750	N/A	N/A
Dr. George Gill	87,000 17,000 40,000 7,500 12,500 16,667 15,000 25,000 35,000	1.85 3.33 4.50 8.10 5.00 2.22 3.06 6.72 3.89	Oct 10, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	187,050 11,390 Nil Nil Nil 29,667 14,100 Nil 3,850	N/A	N/A
Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property	100,000 16,667 15,000 25,000 45,000	3.28 2.22 3.06 6.72 3.89	Feb 1, 2017 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	72,000 29,667 14,100 Nil 4,950	N/A	N/A

Note:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the TSX at the end of the year ($4.00), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2011.

Name	Option-based awards –Value vested during the year(1) ($)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Bradley G. Thompson Chief Executive Officer	Nil	None	None
Douglas A. Ball, C.A. Chief Financial Officer	Nil	None	None
Dr. Matt C. Coffey Chief Operating Officer	Nil	None	None

Name	Option-based awards –Value vested during the year(1) ($)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. George M. Gill	Nil	None	None
Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property	Nil	None	None

Note:

(1)	Option-based awards are granted at the market price at the dates of grant, and were either vested on the date of grant, or were out-of-the-money on the vesting date.

PENSION PLAN BENEFITS

The Corporation does not provide Pension Plan Benefits for its Named Executive Officers and employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Mr. Ball, Dr. Coffey, and Ms. Dillahunty shall be entitled to 12 months pay in lieu of notice and Dr. Thompson shall be entitled to 24 months pay in lieu of notice. If the Employment Agreements other than Ms. Dillahunty are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan. Should Ms. Dillahunty be terminated by the Corporation other than for cause, then all unvested options will vest immediately. Furthermore, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball, Dr. Coffey, or Ms. Dillahunty are terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months pay in lieu of notice or 36 months pay in lieu of notice in the case of Dr. Thompson. For termination in accordance with this provision, pay shall include payment in lieu of benefits that otherwise would have been earned during the applicable term.

The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2011 without cause or due to a change of control of the Corporation.

Name	Termination without cause(1) ($)	Change of control(2) ($)
Dr. Bradley G. Thompson Chief Executive Officer	1,141,740	1,712,610
Douglas A. Ball, C.A. Chief Financial Officer	340,629	681,258
Dr. Matt C. Coffey Chief Operating Officer	392,495	784,990
Mary Ann Dillahunty, J.D. M.B.A., VP Intellectual Property(2)	183,914	367,829

Notes:

(1)	As at December 31, 2011 all options granted to Named Executive Officers had fully vested. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their Options, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Named Executive Officer is terminated.
(2)	On a change of control of the Corporation, all Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the ninetieth (90th) day after the date such Named Executive Officer is terminated.

DIRECTOR COMPENSATION

Director Compensation Table

The following table details the compensation received by each Director in 2011 who is not a salaried employee of the Corporation.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. W. Cochrane	39,000	N/A	46,200	None	N/A	None	85,200
Mr. G. van Amersfoort	37,250	N/A	46,200	None	N/A	None	83,450
Mr. J. Dinning	43,750	N/A	53,900	None	N/A	None	97,650
Mr. M. Lievonen	48,500	N/A	53,900	None	N/A	None	102,400
Dr. E. Levy	42,500	N/A	46,200	None	N/A	None	88,700
Mr. R. Schultz	64,500	N/A	124,500	None	N/A	None	189,040
Mr. F. Stewart	57,500	N/A	101,440	None	N/A	None	158,940

Note:

(1)	The options granted in July, 2011 have an estimated grant date fair value of $1.86, and the options granted in December 2011 have an estimated grant date fair value of $1.54 per option using the following respective grant date assumptions: expected life of option of 4 years and 3 years respectively; volatility 53.25% and 58.13% respectively; risk free interest rate 2.15% and 1.14% respectively; dividend yield 0% for both.

Narrative Discussion

Each director who is not a salaried employee of the Corporation was entitled to a fee of $1,750 per Board and committee meeting attended. An annual retainer fee of $25,000 was paid for service to all independent directors for service during 2011. In addition to the $25,000 retainer the lead director received a further $15,000 retainer. The chair of the audit committee, received a further retainer of $12,000. And the chair of the Compensation Committee and Governance and Nominating Committees received a further retainer of $6,000

The Corporation also grants to directors, from time to time, stock options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. In the aggregate, a total of $333,000 in directors’ fees was paid to the Board of Directors during the fiscal year ended December 31, 2011. During the fiscal year ended December 31, 2011, there were 303,000 options granted to these directors in accordance with the Compensation Committee recommendation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each Director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. W. Cochrane	4,000 10,000 5,000 22,500 10,000 17,500 17,500 30,000 30,000	3.33 4.50 8.10 5.00 2.25 2.22 3.06 6.72 3.89	Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	2,680 Nil Nil Nil 17,500 31,150 16,450 Nil 3,300	N/A	N/A
Mr. G. van Amersfoort	50,000 10,000 17,500 17,500 30,000 30,000	3.60 2.25 2.22 3.06 6.72 3.89	June 15, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	20,000 17,500 31,150 16,450 Nil 3,300	N/A	N/A
Mr. J. Dinning	50,000 5,000 22,500 10,000 17,500 17,500 30,000 35,000	6.90 8.10 5.00 2.25 2.22 3.06 6.72 3.89	Mar 29, 2014 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	Nil Nil Nil 17,500 31,150 16,450 Nil 3,850	N/A	N/A
Mr. M. Lievonen	50,000 5,000 22,500 10,000 17,500 17,500 30,000 35,000	9.38 8.10 5.00 2.25 2.22 3.06 6.72 3.89	Apr 5, 2014 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	Nil Nil Nil 17,500 31,150 16,450 Nil 3,850	N/A	N/A
Dr. E. Levy	50,000 10,000 17,500 17,500 30,000 30,000	4.10 2.25 2.22 3.06 6.72 3.89	May 16, 2016 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 Dec 14, 2021	Nil 17,500 31,150 16,450 Nil 3,300	N/A	N/A
Mr. R. Schultz	7,500 10,000 34,000 10,000 5,000 22,500 10,000 17,500 17,500 50,000 60,000 9,000 70,000	2.70 2.00 3.33 4.50 8.10 5.00 2.25 2.22 3.06 3.13 6.72 4.31 3.89	May 16, 2012 Dec 13, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 July 28, 2020 Dec 14, 2020 July 27, 2021 Dec 14, 2021	9,750 20,000 22,780 Nil Nil Nil 17,500 31,150 16,450 43,500 Nil Nil 7,700	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mr. F. Stewart	7,500 21,000 10,000 5,000 22,500 10,000 17,500 17,500 45,000 9,000 55,000	2.70 3.33 4.50 8.10 5.00 2.25 2.22 3.06 6.72 4.31 3.89	May 16, 2012 Aug 5, 2013 Dec 11, 2013 May 28, 2014 Dec 9, 2014 Dec 15, 2016 Dec 12, 2017 Dec 8, 2019 Dec 14, 2020 July 27, 2021 Dec 14, 2021	9,750 14,070 Nil Nil Nil 17,500 31,150 16,450 Nil Nil 6,050	N/A	N/A

Note:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the options on the Toronto Stock Exchange at the end of the year ($4.00), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each Director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2011.

Name	Option-based awards –Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. W. Cochrane	Nil	None	None
Mr. G. van Amersfoort	Nil	None	None
Mr. J. Dinning	Nil	None	None
Mr. M. Lievonen	Nil	None	None
Dr. E. Levy	Nil	None	None
Mr. R. Schultz	Nil	None	None
Mr. F. Stewart	Nil	None	None

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

The Company, with the approval of its shareholders, has established a Stock Option Plan (the “Plan”), and, through amendments from time to time, has maintained a pool of options with a fixed maximum representing approximately up to 10% of the Company’s issued and outstanding shares.

Under the Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of options to be granted to each. The Plan as amended and approved at the Annual and Special meeting held on May 11, 2010, presently provides for a fixed maximum of 6,154,997 Common Shares reserved for issuance pursuant to the Plan, which as of the record date represents approximately 8.04% of the issued and outstanding Common Shares. Of this fixed maximum, 384,782 options have been exercised since March 26, 2010 and are not available for future grants under the current fixed maximum amount, leaving 5,770,215 Common Shares currently reserved for issuance pursuant to the Plan, which represents approximately 7.54% of the issued and outstanding Common Shares. There are Options outstanding to acquire 5,388,911 Common Shares, which represents approximately 7.04% of the issued and outstanding Common Shares.

The Company believes that the Plan and the maximum number of Options available under the Plan for issuance to the directors, officers, employees of and consultants to the Corporation is reasonable in the context of the market and with respect to other reporting issuers. At the Meeting a resolution will be proposed to amend the Plan to increase the number of Common Shares reserved for issuance under the Plan, in order to allow room in the Plan to grant stock options to new and existing employees, consultants and officers of the Corporation.

The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that: (i) the aggregate number of Common Shares reserved for issuance under this Plan at any time, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Plan to insiders, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant. Options are not transferable or assignable except to the person or persons to whom the Participant’s rights pass by the Participant’s will or applicable law following the death or permanent disability of a Participant.

Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Participants shall be entitled to exercise in full or in part any unexercised Options previously granted to such Participant pursuant to the Plan, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation, whichever first occurs.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

Common Shares Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2011

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,677,577	$4.37	308,304
Equity compensation plans not approved by security holders	None	N/A	N/A

Total	5,677,577	$4.37	308,304

At the Annual and Special Meeting of Shareholders held on May 7, 2008, the Shareholders approved amendments to the Plan that permit the Board to amend the Plan or an Option at any time and from time to time, for any reason except for those changes for which the Plan specifically requires Shareholder approval. Under the current Plan, Shareholder approval is required for the following changes to the Plan or Options granted under it which:

(a)	increases the number of shares reserved for issuance under the Plan;

(b)	extends eligibility to participate in the Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(c)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(d)	permits awards other than Options to be made under the Plan;

(e)	extends the term of an Option beyond the maximum expiry date set out in the Plan (except where an expiry date would have fallen within a blackout period established under the Corporation’s Trading Policy); or

(f)	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation,

subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option).

Shareholders also approved an amendment to the Plan to provide that Options issued under the Plan will expire on the later of: (i) the expiry date of the affected Options; or (ii) if the expiry date occurs during a black-out period established under the Corporation’s Trading Policy, or within five (5) business days thereafter, the date that is ten (10) business days following the end of such black-out period.

Finally, Shareholders approved an amendment to the Plan to allow for the issuance of Options to directors, officers and employees of any subsidiary of the Corporation as well as any consultants retained by any subsidiary of the Corporation.

At the Meeting, Shareholders will be asked to amend the Plan to incorporate minor comments received from the TSX on the Plan to align it with TSX requirements and to require Shareholder approval for any future amendment to the Plan which:

(a)	changes the insider participation limitation under the Plan; or

(b)	amends the amending provision of the Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the Corporation’s alignment with each of them.

Corporate Governance Guidelines		Commentary
1.	Board of Directors

(a)	Disclose the identity of directors who are independent.	As at December 31, 2011, the Corporation had nine board members. The seven independent directors of the Corporation are Dr. W. Cochrane, Mr. G. van Amersfoort, Mr. J. Dinning, Mr. M. Lievonen, Dr. E. Levy, Mr. R. Schultz and Mr. F. Stewart.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The two directors of the Corporation who are not independent are Dr. B. Thompson the Chairman and Chief Executive Officer of the Corporation and Dr. M. Coffey the Chief Operating Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Directors who are presently directors of other reporting issuers and those issuers: Mr. Dinning: Liquor Stores NA Ltd; Parkland Fuel Corp; and Russel Metals Inc. Dr. Cochrane: ImmunoVaccine Inc.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held 5 such meetings.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed a chair who is not independent, and has appointed Mr. Schultz, who is an independent and unrelated director, as Lead Director. As Lead Director, Mr. Schultz serves as an ex officio member of the Compensation Committee, the Corporate Governance and Nominating Committee as well as a member of the Audit Committee.

The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors

Corporate Governance Guidelines		Commentary
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

and the effectiveness of Board meetings. The Lead Director also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

There were five regularly scheduled Board meetings in 2011. Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, Dr. Levy and Mr. Lievonen attended all five meetings. Mr. Dinning and Mr. van Amersfoort attended four of the five meetings. Mr. Ball attended the two meetings that occurred while he was a director. After his election to the Board at the May 11, 2011 annual general meeting, Dr. Coffey attended all three meetings that occurred during the balance of 2011.

There were two special meetings held in 2011. Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, Dr. Levy, Mr. Lievonen and Mr. Dinning were in attendance at both special meetings. Mr. van Amersfoort attended one of the two special meetings.

2.	Board Mandate	Attached as Schedule “A” hereto.

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the CEO which delineates the role and responsibilities of this position.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding:	The Board provides new directors with the Board and committee mandates and reviews these with the new board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.

Corporate Governance Guidelines		Commentary
(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i) disclose how a person or company may obtain a copy of the code;	The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of this code of conduct is available on the Corporation’s website www.oncolyticsbiotech.com

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	N/A

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	Directors provide potential candidates to the Corporate Governance and Nominating Committee of the Board. The committee reviews the recommendations and the qualifications of the candidates and contacts the individuals who are of interest to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating	The Corporate Governance and Nominating Committee is comprised entirely of independent directors.

Corporate Governance Guidelines		Commentary
committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance and Nominating Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee comprised entirely of independent directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The compensation committee retained an independent executive compensation specialist, Lane Caputo Compensation Inc. (“Lane Caputo”), during 2011 to review compensation for the selected executive positions of the Corporation and for the independent directors of the Board.

The Compensation Committee also retained Lane Caputo during 2012 to review the Corporation’s equity based compensation arrangements.

Corporate Governance Guidelines		Commentary
8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established committees each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Mandates for the Board and the Committees of the Board can be found on the Company website under Investor Relations/Corporate Governance.

http://www.oncolyticsbiotech.com/corporate-governance

9.	Assessments

	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, through its Corporate Governance and Nominating Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements for the financial year ended December 31, 2011 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2011 financial statements, the questions may be brought forward at the Meeting.

Fixing Number of Directors of the Corporation

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors of the Corporation at nine (9), as described above.

Election of Directors

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently nine (9) directors. At the Meeting, a board of nine (9) directors are to be elected. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors of the Corporation, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at May 14, 2012.

Name, present office held, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
Bradley G. Thompson, Ph.D. Calgary, Alberta Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	662,900	1,241,160

Matt Coffey, Ph.D. Calgary, Alberta	Chief Operating Officer of the Corporation since December 2008. Since April 1999 to December 2008, Dr. Coffey held other senior management positions with the Corporation and is a co-founder of Oncolytics.	288,550	662,333

Ger van Amersfoort(2) The Netherlands Director since June 15, 2006	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company, until his retirement in 2001.	10,200	155,000

William A. Cochrane, O.C., M.D.(3) Calgary, Alberta Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and from April 2003 to December 2010, Chairman of Resverlogix Corp. (a public biopharmaceutical company) and is a Director of Immunovaccine Inc. Dr. Cochrane was formerly Chairman of QSV Biologics Ltd. (biologics contract manufacturer) from 2003 to 2009 and was a director of Sernova Corp. from 2005 to 2008, and a former chairman of University Technologies International Inc. (UTI) at the University of Calgary.	54,700	146,500

Jim Dinning(2) Calgary, Alberta Director since March 24, 2004	Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004. Mr. Dinning is the Chair of Export Development Canada and Canada West Foundation and serves as a director of other public and private companies. He is the Chancellor of the University of Calgary.	20,000	187,500

Ed Levy, Ph.D.(2)(3) Lund, BC Director since May 17, 2006	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002.	15,300	155,000

Name, present office held, municipality of residence and date appointed a director	Five year history of principal occupations	Number of Common Shares beneficially owned and controlled(5)	Number of Options held
J. Mark Lievonen , F.C.A(1)(3) Markham, Ontario Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998. Mr. Lievonen serves on a number of industry and not-for-profit boards including Rx&D, BIOTECanada, the Ontario Institute for Cancer Research and York University, and is a past Chair of BIOTECanada and the Ontario Genomics Institute.	3,000	187,500

Robert B. Schultz, F.C.A.(1)(4) Toronto, Ontario Director since June 30, 2000	Former Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) from 2001 to 2007. Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.	10,000	323,000

Fred A. Stewart, Q.C.(1) Calgary, Alberta Director since August 27, 1999	Former practising lawyer in Calgary; President of Fred Stewart & Associates Inc., consultant in commercialization of technology. Mr Stewart has served in a number of positions of corporate governance, in both private and public organizations	73,500	202,500

Notes:

(1)	These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.
(2)	These persons are members of the Compensation Committee. Mr. Dinning is the Chair of the Compensation Committee.
(3)	These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.
(4)	Mr. Schultz, as Lead Director, serves as an ex officio member of the Compensation Committee and the Corporate Governance and Nominating Committee.
(5)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Dr. William Cochrane

Dr. William Cochrane was a director of QSV Biologics (“QSV”), a private company. QSV was a private contract manufacturing company that started in 2004. Its customers were other biotechnology companies in Canada and the United States. In 2008, as a result of the economic recession, these biotechnology companies were unable to raise capital and consequently were forced to discontinue clinical trials resulting in a loss of customers for QSV. QSV sought financing from private investors and governments but was unsuccessful. Consequently, QSV went bankrupt and had to terminate its employees and close the company in August 2009. Dr. Cochrane was a director from 2004 and chairman from 2006 to 2009.

Appointment of Auditors

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.

Amendments to Stock Option Plan to Increase the Number of Shares Reserved for Issuance and Clarify Amendment Provisions

At the Meeting, a resolution will be proposed to amend the Plan to: increase the number of Common Shares reserved for issuance under the Plan, together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury, in order to allow room in the Plan to grant stock options to new and existing employees, consultants and officers of the Corporation; and to incorporate minor comments from the TSX to align the Plan with TSX requirements and to clarify the amending sections of the Plan. The full text of the amended and restated Plan is attached hereto as Schedule “B”.

The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the Plan limited to ten percent of the total number of issued and outstanding Common Shares. Accordingly, as the number of issued and outstanding Common Shares increased, the number of stock options available for grant also increased. Since it was established a total of 1,764,082 Common Shares have been issued pursuant to the exercise of Options granted under the Plan. The Plan was amended at each of the annual meetings of shareholders in 2001, 2002, 2003, 2004, 2006, 2007, 2008, 2009 and 2010. In 2010, the Plan was amended to fix the total number of Common Shares reserved for issuance, to 6,154,997, or approximately 10% of the then issued and outstanding Common Shares at that time.

Since March 26, 2010, 14,982,782 Common Shares have been issued pursuant to various private placements, prospectus offerings upon the exercise of securities convertible into Common Shares and upon the exercise of options, resulting in the Corporation having 76,532,751 Common Shares issued and outstanding as at the date hereof. In addition, since March 26, 2010, 694,000 options have been surrendered for cancellation. A total of 6,154,997 Common Shares are currently reserved for issuance under the Plan (approximately 8.0% of the current issued and outstanding Common Shares). There currently are options outstanding to purchase 5,388,911 Common Shares, leaving 381,304 Common Shares available for future grants after taking into account the 384,782 options that were exercised since March 26, 2010, being the date of record for the last approval by the Shareholders of an increase in the number of Common Shares reserved for issuance under the Plan. The Board of Directors has determined that an additional 1,883,060 Common Shares be reserved for issuance under the Plan (together with any other compensation arrangement of the Corporation that involves the issuance of Common Shares from treasury) and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly. The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new and existing employees, consultants and officers of the Corporation thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options has been a critical component of the Corporation’s total compensation practices and enables the Corporation to attract and maintain top quality people.

The following table sets forth the number of Common Shares which may be subject to options granted under the Plan, after the proposed amendment and the ratification of the option grants described below, as at the date hereof:

	Common Shares Subject to Outstanding Options	Common Shares Available for Future Option Grants	Total Common Shares Subject to, and Available for, Option Grants	Options Exercised(1)
Currently Approved	5,388,911	381,304	5,770,215	384,782
Proposed Increase		1,883,060	1,883,060
Total	5,388,911	2,264,364	7,653,275
Percentage of Current Outstanding Common Shares	7.0%	3.0%	10.0%	0.5%

Notes:

(1)	Represents the number of options exercised since March 26, 2010, being the date of record for the Shareholders last approval of an increase in the number of Common Shares reserved for issuance pursuant to the Plan.

If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent 10.0% or 7,653,275 of the issued and outstanding Common Shares as at the record date of the Meeting and will include 5,388,911 Common Shares pursuant to existing options and 2,264,364 Common Shares available for future option grants.

At the Meeting, Shareholders will also be asked to amend the Plan to incorporate minor comments received from the TSX on the Plan to align it with TSX requirements and to require Shareholder approval for any future amendment to the Plan which:

(a)	changes the insider participation limitation under the Plan; or

(b)	amends the amending provision of the Plan.

Shareholder approval of the above described Plan amendments is required under the rules and policies of the TSX. To pass, the amendment resolution in respect of the Plan must be approved by a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

At the Meeting, Shareholders will be asked to approve the following resolution:

BE IT RESOLVED that:

(a)	as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the “Corporation”), that the amendment to the Corporation’s Stock Option Plan (the “Plan”) to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder (whether pursuant to existing options or future granted options) by 1,883,060 to 7,653,275 common shares, as described in the Information Circular of the Corporation dated May 14, 2012 (the “Information Circular”), be and is hereby approved and authorized.

(b)	as an ordinary resolution of the shareholders of the Corporation, that the amendments to the Plan to incorporate the comments received from the TSX and to clarify the amendment provisions of the Plan, as described in the Information Circular and, in respect of which, the full text of the Plan is set out as Schedule “B” to the Information Circular, are hereby approved and authorized.

(c)	The Board of Directors may revoke this resolution before it is acted upon, without further approval of the Shareholders.

(d)	Any one or more directors or officers of the Corporation, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to approve the amendments to the Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation, nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of May 14, 2012.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

SCHEDULE A -

MANDATE OF THE BOARD OF DIRECTORS

ONCOLYTICS BIOTECH INC.

1.	Policy Statement

The Board of Directors (the “Board”) of Oncolytics Biotech Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

2.	Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

Chairman:

The members of the Board shall elect a Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.

Lead Director:

The independent members of the Board shall elect a Lead Director from among the independent members in the event the Chair of the Board is not independent. The Lead Director’s role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees and the Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director shall also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

3.	Responsibilities

The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board’s accountability.

4.	Specific Duties

Legal Requirements

(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	the adoption, amendment or repeal of by-laws;

(x)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and

(xi)	All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.

Independence

(a)	The Board shall have the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of management;

(ii)	schedule meetings of the independent board members separately from management and management directors as part of each regularly scheduled board meeting;

(iii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv)	provide an orientation and education program for newly appointed members of the Board.

(v)	In order to allow the Board to function independently of management during the period of time that the Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Lead Director shall be instituted. In this regard, the Lead Director, individually or with the support of the Corporate Governance and Nominating Committee, will consult with the Chairman/CEO on selection of the committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Lead Director will also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/CEO, or personal liability matters. The Lead Director will also participate with the members of the Compensation Committee evaluating the performance of the CEO.

Strategy Determination

(a)	The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

Managing Risk

(a)	The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(b)	The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

Appointment, Training and Monitoring of Senior Management

(a)	The Board shall:

(i)	appoint the Chief Executive Officer (“CEO”), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii)	establish limits of authority delegated to management through the annual business plan; and

(iv)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.

Reporting and Communication

(a)	The Board has the responsibility to :

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

Monitoring and Acting

(a)	The Board has the responsibility to:

(i)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

5.	Other Activities

(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

6.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 14, 2012.

SCHEDULE B -

AMENDED AND RESTATED STOCK OPTION PLAN

AMENDED AND RESTATED STOCK OPTION PLAN

1.	The Plan

A stock option plan (the “Plan”) pursuant to which options to purchase common shares (“Shares”) in the capital stock of Oncolytics Biotech Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation or its subsidiaries and to consultants retained by the Corporation or its subsidiaries is hereby established on the terms and conditions herein set forth.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation or its subsidiaries and consultants retained by the Corporation or its subsidiaries to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the board of directors of the Corporation (the “Board”).

(b)	Subject to the terms and conditions set forth herein and any applicable rules of the Toronto Stock Exchange (the “TSX”), the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)	Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d)	Options to purchase the Shares granted hereunder (“Options”) shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve or authorize from time to time.

4.	Shares Subject to the Plan

(a)	Subject to section 16 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares. Whenever used herein, the term “Shares” shall be deemed to include any other listed securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 16 below.

(b)	The aggregate number of Shares reserved for issuance under this Plan and under the Corporation’s prior stock option plan (the “Prior Plan”), or any other stock option plan of the Corporation, shall be fixed at a maximum of 7,653,275 Shares as at June 20, 2012. This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c)	If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)	directors of the Corporation or its subsidiaries;

(ii)	officers of the Corporation or its subsidiaries;

(iii)	employees of the Corporation or its subsidiaries; and

(iv)	consultants retained by the Corporation or its subsidiaries, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)	The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

7.	Exercise Price

(a)	Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the Market Price (as hereinafter defined).

(b)	The Market Price shall be the closing price of the Shares on a stock exchange upon which the Shares are listed on the first day preceding the date of grant on which at least one board lot of Shares traded on such exchange.

8.	Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9.	Term

The period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a)	no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b)	the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c)	no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

Notwithstanding the foregoing, if the Option Period of an Option expires during a Blackout Period (as defined below) or within five (5) business days after a Blackout Period, such Option Period shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable Black Out Period. For the purposes of this Plan, Blackout Period means, with respect to an Option, any period during which the holder of such Option is not permitted to trade Shares pursuant to the policies of the Corporation.

10.	Method of Exercise of Option

(a)	Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation or a subsidiary thereof.

(b)	Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

(c)	Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i)	a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii)	a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised. For greater certainty, the Corporation shall not provide financial assistance in regards to the exercise of an Option.

(d)	Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or his legal, personal representative) shall have then paid for.

(e)	In order to fulfill the Corporation’s obligations under the Income Tax Act (Canada) (the “ITA”) in respect of withholding and remittance on account of tax payable by Participants on the exercise of Options under this section 10, the Corporation shall advise each Participant, on receiving such Participant’s notice of intention to exercise, of the amount of such remittance (the “Remittance Amount”) required under subsection 153(1) of the ITA. Prior to the delivery of the Shares, the Corporation may, in its sole discretion:

(i)	require the Participant to pay to the Corporation, as an additional amount on the exercise of their Options, the Remittance Amount;

(ii)	withhold from any remuneration or consideration payable to the Participant an amount equal to the Remittance Amount;

(iii)	retain and sell on behalf of the Participant such number of Shares to obtain proceeds from the sale of such shares on the principal stock exchange on which the common shares are traded sufficient to satisfy the Remittance Amount; or

(iv)	any combination of the above.

Upon receipt or payment of this amount in the manner described above, the Corporation shall in accordance with paragraph 10(d) issue to the Participant the Shares (or in the case of subsection (iii), the remaining Shares) for which the Option was exercised.

(f)	Notwithstanding anything else contained herein, each Participant shall be responsible for the payment of all applicable taxes, including, but not limited to, income taxes payable in connection with the exercise of any Options under this Plan and the Corporation, its Directors, Officers, Employees and agents shall bear no liability in connection with the payment of such taxes.

11.	Ceasing to be a Director, Officer, Employee or Consultant

Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation or a subsidiary thereof shall cease to be a director, officer, employee or consultant of the Corporation or a subsidiary thereof for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or a subsidiary thereof, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or a subsidiary thereof, as the case may be.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

12.	Death or Permanent Disability of a Participant

Subject to any written agreement between the Corporation and a Participant providing otherwise, if in the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law;

(b)	to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13.	Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted to him hereunder, whether vested or not, either during the term of the Option or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary thereof or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation or a subsidiary thereof, whichever first occurs.

For the purpose of this Agreement change of control of the Corporation means or shall be deemed to have occurred if and when:

(a)	the acceptance by the holders of shares of the Corporation, representing in the aggregate of more than 40 percent of all issued and voting Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation;

(b)

the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of voting Shares or rights to voting Shares of the Corporation, which together with such person’s then owned voting Shares and rights to voting Shares, if any, represent (assuming the full exercise of such rights to voting Shares) more than 40 percent of the combined voting rights of the Corporation’s then outstanding voting Shares, together with the voting Shares that would be outstanding on the full exercise of the rights to voting Shares acquired and such person’s previously own rights to voting Shares;

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another company;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(e)	individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the board of directors following such election.

14.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable law.

15.	Amendment and Termination of Plan

(a)	The Board may, at any time, suspend or terminate this Plan.

(b)	Subject to Section 15(c) and 15(d), the Board may, at any time and from time to time, amend the Plan or any Option, subject to applicable TSX rules.

(c)	Notwithstanding Section 15(b), the Board may not, without approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of holders of Shares, amend the Plan or any Option to:

(i)	increase the number of shares reserved for issuance pursuant to the Plan;

(ii)	extend eligibility to participate in the Plan to persons other than officers, directors, and employees of the Corporation or its subsidiaries and consultants to the Corporation or its subsidiaries;

(iii)	permit Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(iv)	permit awards other than Options to be made under the Plan;

(v)	amend or delete Section 9(a) to extend the term of any Option beyond the Option Period of such Option or allow for such Option to be exercisable for a period exceeding ten (10) years from the date the Option is granted, or extend any Option benefitting an insider other than as otherwise provided for under this Plan; or

(vi)	reduce the Exercise Price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower Exercise Price will be considered an amendment to reduce the Exercise Price of an Option); or

(vii)	change the insider participation limitation under the Plan; or

(viii)	amend this Section 15.

(d)	Notwithstanding Section 15(b), no amendment or revision to the Plan or any Option pursuant to Section 15(b) shall in any manner materially adversely affect the rights of any Participant under any Options granted under this Plan prior to such amendment or revision without such Participant’s consent.

16.	Necessary Approvals

(a)	The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

(b)	Without obtaining the approval of the shareholders of the Corporation in accordance with the applicable rules, if any, of the stock exchange or exchanges on which the Shares are listed, no Options shall be granted pursuant to the Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:

(i)	a number of Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue at any time;

(ii)	the issuance within a one year period to insiders, of a number of Shares exceeding ten percent (10%) of the outstanding issue; or

(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding five percent (5%) of the outstanding issue.

Where used in section 15 and this section 16, the terms “outstanding issue” and “associates” shall have the meanings attributed thereto in the Securities Act (Ontario), and the terms “insider” and “insider participation limit” shall have the meaning attributed thereto in the TSX Company Manual.

17.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are then listed.

18.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

19.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (being currently 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7), Attention: The President; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

20.	Transition

No additional stock options may be granted pursuant to the Prior Plan on or after April 14, 2000. Stock options granted pursuant to the Prior Plan that are outstanding on April 14, 2000 shall continue to be governed by the Prior Plan.

21.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

22.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

DATED: June 20, 2012